EXHIBIT H  FORM OF NOTICE

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935 (the "Act") and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by ___________, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-        )

      Northeast Utilities ("NU"), a public utility holding company under the Act, its wholly-owned subsidiary, NU Enterprises, Inc. ("NUEI"), NUEI's wholly-owned subsidiary, Select Energy, Inc. ("Select") and Select's wholly-owned subsidiary, Select Energy New York, Inc. ("SENY" and collectively with NU, NUEI and Select, the "Applicants"), all located at 107 Selden Street, Berlin, Connecticut 06037, have filed an application/declaration under Sections 6(a), 7, 9(a), 10 and 32 of the Act and Rules 32 and 53, with respect to the authorizations requested below.

     NU and NUEI request authority (i) for NU and NUEI to own Select and SENY as "other businesses" under Section 9 and 10 of the Act; provided that the aggregate amount invested or committed to be invested in Select and SENY as of June 30, 2003 will be deducted from the amount of investments thereafter permitted to be made by NU pursuant to Rule 58 under the Act; (ii) for NU and NUEI, from time to time through September 30, 2006 (the "Authorization Period"), to guarantee, indemnify and otherwise provide credit support up to $750 million for the benefit of NU's nonutility subsidiary or affiliate companies (including Select and SENY); (iii) for Select and SENY to engage in a broad variety of energy-related activities generally permissible by the Commission through Rule or order; and
(iv) for authority under Rule 53(c), through the Authorization Period, for NU to invest in exempt wholesale generators, as defined in section 32 of the Act ("EWG"), in an aggregate amount of up to $1 billion, including NU's current EWG investment of $449 million. The proposed aggregate EWG investment is equal to approximately 130% of NU's average consolidated retained earnings for the four quarters ended June 30, 2003.

A.        Ownership of Select and SENY

     The Applicants state that mainly as a result of restructuring initiatives in Connecticut and Massachusetts which resulted in the sale of most of the generating assets of the operating utilities in the NU system, the total consolidated capitalization of NU decreased from approximately $5.6 billion as of December 31, 1998 to approximately $4.8 billion as of June 30, 2003 (including $1.8 billion in rate reduction bonds, "RRBs"). Applicants state that RRBs are bonds or notes issued by a special purpose entity organized by each utility company in the NU system pursuant to state restructuring laws of the state in which the utility operates (Connecticut, Massachusetts and New Hampshire). These RRBs permit the electric companies to recover the costs of investments and obligations that cannot be recouped through market-based rates in a competitive electricity generation market. According to NU this part of NU's capitalization decreases as costs are recovered. Applicants state that as the energy marketing and brokering business of Select and SENY grows while the traditional bases of capitalization in the NU Utility Companies and the RRBs decrease, the financial constraints of the Rule 58 cap could impose significant obstacles to the success of NU's strategy of increasing its marketing and brokering business. As of June 30, 2003, NU's investment in Rule 58 companies aggregated approximately $828.3 million (with investments in Select and SENY aggregating approximately $735 million) against a Rule 58 cap of approximately $1.01 billion

     NU commits that, once an order is received granting the authorizations sought in this Application, the aggregate amount invested in Select and SENY as of June 30, 2003, approximately $735 million, will continue to count as investments in energy-related companies for purposes of computing the available cap investment room under the Rule 58 and will continue to show such amount as investments in Rule 58 companies on its quarterly filing on Form U-9C-3.

B.   Activities of Select and SENY

     Select and SENY also request authority to engage in the energy services enumerated in Rule 58 and to engage in a variety of other activities related to its energy marketing and brokering business, including: (i) the brokering, marketing and trading of other energy commodities, including gas and electric transmission entitlements, weather hedging products, emission credits and "paper" products in respect of any of the above, including, but not limited to, hedges, swaps, forwards, options and the like anywhere in the world, but request the Commission to reserve jurisdiction on the provision of such services outside of the United States, Mexico and Canada, and (ii) the rendering of energy management services and demand-side management services anywhere in the world. Select and SENY each represent that it will not make any sales of energy commodities to customers at retail or otherwise in any state unless authorized or permitted to do make such sales under the laws of that state.

C.   Issuance of Guarantees.

     By previous order of the Commission, NU and NUEI are authorized to issue guarantees and similar forms of credit support or enhancements for the benefit of NUEI and NUEI's nonutility subsidiaries (including Select and SENY) in an aggregate amount not to exceed $500 million through June 30, 2004. The Applicants now seek an order which would supersede and replace the previous guarantee authorization, with an order authorizing the issuance of Guarantees up to an aggregate amount of $750 million (not taking into account obligations exempt under Rule 45), for the benefit of its nonutility subsidiaries and affiliates, including those nonutility subsidiaries and affiliates formed or acquired during the Authorization Period.

     Applicants state that certain of the Guarantees may be in support of obligations that are not capable of exact quantification and, in such cases, NU will determine the exposure under a Guaranty for purposes of measuring compliance with the proposed Guarantee limit by standard industry methods, including estimation of exposure based on loss experience or projected potential payment amounts. NU and NUEI represent that the terms and conditions of Guarantees will be established through arm's-length negotiations with counterparties based upon current market conditions. NU and NUEI further undertake that any Guarantee they issue will be without recourse to any utility company in the NU system. Applicants further commit that any Guarantees of EWG/FUCO projects will also be subject to the provisions of Rule 53 and 54, and any Guarantees of energy-related companies formed under Rule 58 under the Act will be subject to the aggregate investment limitation of Rule 58. Applicants propose that any Guarantees issued for the benefit of Select or SENY, assuming the issuance of an order in this file, will not be included in the calculation of Rule 58 investments under Rule 58.

D.   EWG Investment Increase

     NU also seeks authorization to increase the aggregate amount which it may invest in EWGs to up to $1.0 billion during the Authorization Period (including the current investment of $449 million in NGC, NU's only EWG). In an order issued by the Commission dated March 7, 2000 (the "Rule 53 Order"), the Commission authorized the investment by NU in EWGs in an amount in excess of the 50% safe harbor limit set forth in Rule 53 (Holding Co. Act Release No. 27148). NU states that the ownership of additional generation, on satisfactory terms, is important to support NUEI's energy trading and marketing business. Presently, NU anticipates that any additional EWGs acquired would be located in the areas in which these energy services are provided, mainly in the New England ISO, the PJM and the New York ISO areas.

     NU further states that the proposed EWG investment limit represents approximately 130% of NU's average consolidated retained earnings for the four quarterly periods ending June 30, 2003 and that the proposed investment limit of $1 billion compares favorably with the EWG investment limits authorized by the Commission for other companies and meets both prongs of Rule 53(c); such investment (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     For the Commission by the Division of Investment
Management, under delegated authority.